March 9, 2017

VIA EDGAR

Melissa Raminpour

Branch Chief

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	News Corporation
Form 10-K for the Fiscal Year Ended June 30, 2016
Filed August 12, 2016
Form 8-K Furnished on February 9, 2017
File No. 001-35769

Dear Ms. Raminpour:

On behalf of News Corporation (the “Company”), we are responding to your comment letter, dated February 27, 2017, relating to the above-referenced filings. To facilitate your review, we have reproduced the text of the Staff’s comment in italics below, followed by the Company’s response to the comment. Any capitalized terms used in this letter but not defined have the meanings given to such terms in the above-referenced filings.

Form 10-K for the Fiscal Year Ended June 30, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

News and Information Services, page 50

1.	We note your discussion of the various factors (positive and negative) behind the change in various revenue streams within this segment. However, we note you did not quantify the impact regarding some of these factors in your discussions. For example, you discussed the various factors behind the change in circulation and subscription revenues without quantification of the positive impact of price increases and digital subscriber growth on Dow Jones and the Australian newspapers. In future filings, please provide a more robust segment operating result discussion here and elsewhere, including the quantifications of various factors behind the change in revenues to the extent that they are material in understanding your operations. Refer to Item 303 of Regulation S-K.

1211 Avenue of the Americas • New York, NY 10036

newscorp.com

Response: The Company acknowledges the Staff’s comment and undertakes to include the requested disclosure in future filings.

Liquidity and Capital Resources

Commitments, page 67

2.	Please revise the table of contractual obligations to include your long-term debt in accordance with Regulation S-K, Item 303(A)(5).

Response: In response to the Staff’s comment, the Company undertakes to include the obligations associated with its long-term debt in tabular format in its future filings subject to Item 303(A)(5) of Regulation S-K. By way of example, using our Form 10-K for the fiscal year ended June 30, 2016 as a model, in future filings we intend to revise the table of contractual obligations to reflect our long-term debt in the format shown below:

	As of June 30, 2016
	Payments Due by Period
	Total	1 year	2-3 years	4-5 years	After 5 years
	(in millions)
Purchase obligations(a)	$787	$339	$183	$99	$166
Sports programming rights(b)	1,184	158	379	388	259
Operating leases(c)
Land and buildings	1,436	129	274	207	826
Plant and machinery	4	2	2	—	—
Borrowings(d)	373	3	190	180	—

Total commitments and contractual obligations	$3,784	$631	$1,028	$874	$1,251

The Company has not included expected interest payments in the table above as the payments are considered immaterial. We also intend to include the following footnote to the table with respect to borrowings (footnotes (a)-(c) that have been previously included in our Form 10-K are omitted for purposes of this example):

(d)	Primarily represents the REA Group unsecured syndicated revolving loan facility based on the contractual maturity date of the various sub facilities included within the agreement. See Note 9 to the Consolidated Financial Statements.

The Company also respectfully notes that information related to the expected maturity of the Company’s borrowings is included on page 67 of Management’s Discussion and Analysis and page 110 of the Notes to the consolidated financial statements in the Company’s Form 10-K for the fiscal year ended June 30, 2016.

Financial Statements

Notes to the Consolidated Financial Statements

Note 4. Discontinued Operations, page 101

3.	We note that during fiscal 2016 you sold your Digital Education business and classified the results as discontinued operations. Given that in recent prior years the revenues of the Digital Education segment represented only 1% of your total revenues, please tell us why you believe this business is appropriately classified as discontinued operations under ASC 205-20. Specifically indicate in your response why the disposition of such a small portion of your business is considered a “strategic shift” under ASC 205-20-45-1. We may have further comment upon receipt of your response.

Response: The Company respectfully believes that it has appropriately classified the disposal of its Digital Education segment as Discontinued Operations in accordance with ASC 205-20. Specifically, ASC 205-20-45-1B states that:

“A disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs:

a.	The component of an entity or group of components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale.

b.	The component of an entity or group of components of an entity is disposed of by sale.

c.	The component of an entity or group of components of an entity is disposed of other than by sale in accordance with paragraph 360-10-45-15 (for example, by abandonment or in a distribution to owners in a spinoff).”

During the three months ended September 30, 2015, the Company’s Digital Education segment met the six criteria necessary to be classified as assets held for sale in accordance with ASC 205-20-45-1E. Management’s decision to dispose of the Digital Education segment represented a significant strategic shift in the Company’s overall business as it signaled the Company’s full exit from the digital education sector and the sale of one of its six reportable segments. The Company acknowledges the Staff’s comment regarding the materiality of the Digital Education segment’s historical revenue contribution, however, the Company notes that the disposed segment had a significant negative contribution to the Company’s overall profitability and liquidity measures. For the fiscal years ended June 30, 2015 and 2014, the Digital Education segment had a Segment EBITDA loss of $93 million and $193 million, respectively, on consolidated Total Segment EBITDA of $852 million and $770 million, respectively. For the fiscal years ended June 30, 2015 and 2014, the Digital Education segment had Operating cash outflows of $157 million and $175 million, respectively, on consolidated net cash provided by operating activities of $831 million and $854 million, respectively. In light of these factors, the Company believes that it has appropriately classified the disposal of its Digital Education segment as Discontinued Operations under ASC 205-20.

Note 19. Segment Information, page 136

4.	Please provide entity-wide disclosure with respect to your revenues from external customers for each product or service or each group of similar products or services. Refer to ASC 280-10-50-40.

Response: The Company respectfully believes that it has addressed the disclosures required under ASC 280-10-50-40. The Company disclosed its revenues from external customers by major product or service on the face of the Statements of Operations for the fiscal years ended June 30, 2016, 2015 and 2014. In the Company’s Form 10-K for the fiscal year ended June 30, 2016, the consolidated revenues reported in the Statements of Operations are broken out into four separate line items, Advertising, Circulation and subscription, Consumer and Other, reflecting its groups of products and services as described in Note 2 under “Revenue recognition” and the corresponding revenues from external customers for each. Additionally, information regarding revenues for these products and services by segment is included in Management’s Discussion and Analysis in the Form 10-K for the fiscal year ended June 30, 2016.

Note 22. Quarterly Data (Unaudited), page 144

5.	During the fiscal year ended June 30, 2016, the quarterly data shows significant fluctuations in operating results between the quarters. Specifically, there are large variations in net income for all quarters. Please revise to add a discussion of any unusual or infrequently occurring items during each quarter, such as impairment charges, legal settlements, etc., which may have contributed to the significant fluctuations in operating results. Refer to Item 302(a)(3) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment. The Company respectfully notes that disclosure of unusual or infrequently occurring items has been made throughout the Notes to the consolidated financial statements contained in the Form 10-K for the fiscal year ended June 30, 2016. These items include the disposal of the Digital Education segment (discussed on pages 101 and 102), the impact of certain legal settlements recognized during the fiscal year (discussed on pages 121 and 122) and the related tax impacts of such transactions (discussed on page 131). The Company undertakes to include in any corresponding “quarterly data” Note to the annual consolidated financial statements contained in future filings discussion of any unusual or infrequently occurring items during each quarter. By way of example, using our Form 10-K for the fiscal year ended June 30, 2016 as a model, in future filings we intend to include footnotes related to Income (loss) from continuing operations and Income (loss) from discontinued operations to the quarterly data table such as the following:

	For the three months ended
	September 30,	December 31,	March 31,	June 30,
	(in millions, except per share amounts)
Fiscal 2016
Revenues	$2,014	$2,161	$1,891	$2,226
Income (loss) from continuing operations attributable to News Corporation stockholders(a)	129	87	(147)	95
Income (loss) from discontinued operations, net of tax(b)	46	(24)	(2)	(5)
Net income (loss) attributable to News Corporation stockholders	175	63	(149)	90

Income (loss) from continuing operations available to News Corporation stockholders per share — basic and diluted	$0.22	$0.15	$(0.26)	$0.16
Income (loss) available to News Corporation stockholders per share — basic and diluted	0.08	(0.04)	—	(0.01)

Income (loss) available to News Corporation stockholders per share — basic and diluted	$0.30	$0.11	$(0.26)	$0.15

Fiscal 2015
Revenues	$2,108	$2,258	$2,041	$2,117
Income from continuing operations attributable to News Corporation stockholders(a)	86	162	45	5
(Loss) income from discontinued operations, net of tax(b)	(21)	(19)	(22)	(383)
Net income (loss) attributable to News Corporation stockholders	65	143	23	(378)

Income from continuing operations available to News Corporation stockholders per share — basic and diluted	$0.15	$0.27	$0.08	$0.01
Loss available to News Corporation stockholders per share — basic and diluted	(0.04)	(0.03)	(0.04)	(0.66)

Income (loss) available to News Corporation stockholders per share — basic and diluted	$0.11	$0.24	$0.04	$(0.65)

(a)	Income (loss) from continuing operations includes the impact of the following items:

•	The $106 million tax benefit recognized during the first quarter of fiscal 2016 related to the release of previously established valuation allowances related to certain U.S. federal net operating losses and state deferred tax assets. See Note 18 – Income Taxes.

•	In the third quarter of fiscal 2016, the Company recognized one-time costs of approximately $280 million in connection with the settlement of certain litigation and related claims at News America Marketing. See Note 15 – Commitments and Contingencies.

•	In the fourth quarter of fiscal 2016, the Company recognized a gain of $122 million in connection with the settlement of litigation with Zillow, Inc., which reflects settlement proceeds received from Zillow of $130 million, less $8 million paid to the National Association of Realtors® (“NAR”). See Note 15 – Commitments and Contingencies.

(b)	Income (loss) from discontinued operations includes the impact of the following items:

•	In the fourth quarter of fiscal 2015, as part of the Company’s long-range planning process, the Company recorded a non-cash impairment charge of $371 million related to its Digital Education segment. See Note 4 – Discontinued Operations.

•	In the first quarter of fiscal 2016, the Company recognized a pre-tax non-cash impairment charge of $76 million reflecting a write down of the digital education business to its fair value less costs to sell. Additionally, during the first quarter of fiscal 2016, the Company recognized a tax benefit of $144 million upon reclassification of the Digital Education segment to discontinued operations. See Note 4 – Discontinued Operations and Note 18 – Income Taxes.

Form 8-K furnished on February 9, 2017

Exhibit 99.1

6.	We note your definition of Total Segment EBITDA, a non-GAAP measure, on page 17 and that you believe the measure allows users of the company’s financial statements to evaluate changes in the operating results of the company separate from non-operational factors that affect net (loss) income, thus providing insight into both the operations and the other factors that affect reported results. Based on the definition, please explain to us how the adjustments provide insights into both the operations and the other factors that affect reported results. For example, depreciation and amortization and impairment and restructuring charges appear to be operating expenses rather than non-operating expenses. We note you present the adjustments as operating expenses on the face of the consolidated statements of operations.

Response: The Company believes that the presentation of Total Segment EBITDA provides useful information regarding the Company’s operations and other factors that affect the Company’s reported results. Specifically, the Company believes that by excluding certain one-time or non-cash items such as impairment and restructuring charges and depreciation and amortization, as well as potential distortions between periods caused by factors such as financing and capital structures and changes in tax positions or regimes, the Company provides users of its financial statements with insight into both its core operations as well as the factors that affect reported results between periods but which the Company believes are not representative of its core business. As a result, users of the Company’s financial statements are better able to evaluate changes in the core operating results of the Company across different periods. In response to the Staff’s comment, the Company undertakes in future filings to clarify its discussion regarding the reasons why management believes Total Segment EBITDA provides useful information by replacing the disclosure referenced by the Staff with the explanation provided above.

If you have any questions regarding the above, please contact the undersigned at 212-416-4902.

Very truly yours,

/s/ Susan Panuccio
Susan Panuccio
Chief Financial Officer

cc: Mini P. Krishnan, Ernst & Young LLP

      Lori Zyskowski, Gibson, Dunn & Crutcher LLP